Exhibit 99.1

Maris-Tech Receives U.S. Patent for Innovative Forward Error Correction Optimization Method

The patented method reduces overhead data required in the forward error correction process based on specific characteristics of streamed media communication

Rehovot, Israel, Sept. 03, 2024 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”) based edge computing technology, today announced that it has been granted a new patent from the United States Patent and Trademark Office for its innovative forward error correction (“FEC”) method, which optimizes FEC processes in media communication streaming (patent no. 12081240). The underlying method was invented by Magenya Roshanski, the Chief Technology Officer (CTO) of Maris-Tech, further contributing to the Company’s technological advancements.

FEC is a critical technique used to handle errors in data transmission by adding redundant or additional data alongside the original streamed data. Maris-Tech’s novel method optimizes this process by leveraging characteristics specific to video streaming, such as varying frame sizes with different potential for errors. This pioneering method significantly reduces the required overhead data while maintaining and improving effective error correction capabilities. The method encodes, segments and packetizes the frames to generate an elementary stream of media packets with variable sizes.

“The issued patent marks the recognition of another important milestone in the development of Maris’ unique edge computing solutions. This achievement underscores our dedication to providing our clients with unparalleled solutions based on our expertise in video streaming and reinforces our position as an industry innovator,” said Israel Bar, Chief Executive Officer of Maris-Tech.

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israel technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS) and communication industries worldwide. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the grant of patent from the United States Patent and Trademark Office for U.S. Patent Application Serial No. 18/286,009, entitled “Streaming Media Communication with Forward Error Correction,” for its FEC method, the ability of the FEC method to significantly reduce the required overhead data while maintaining and improving effective error correction capabilities and our dedication to providing our clients with unparalleled solutions based on our expertise in video streaming and reinforces its position as an industry innovator. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, Chief Financial Officer

Tel: +972-72-2424022

Nir@maris-tech.com